

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2018

Neal F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re: Liquidia Technologies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 5, 2018**
> **CIK No. 0001330436**

Dear Mr. Fowler:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page ii

1.   Please tell us whether your or Decision Resources Group commissioned any of the data that you attribute to third parties in your registration statement.

Our Strategy, page 4

2.   Expand the disclosure in the first bullet point on page 4 to clarify what you mean by "topline" results.

Risks Related to our Business, page 6

3.   Highlight the risk of your reliance on sole suppliers mentioned on page 19.

<u>Implications of Being an Emerging Growth Company, page 7</u>

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Changes in patent laws, page 41</u>

5.   We note your reference in the last paragraph to the uncertainty created with regard to your ability to obtain patents and the value of the patents. Please clarify how the rulings created this uncertainty.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65</u>

6.   Tell us whether the December 2017 modified plans mentioned in the first full paragraph on page 67 result in any reduction to the payments you have been receiving. Also tell us the amount of the reduction.

<u>Revenues, page 70</u>

7.   Clarify how the $1.3 million for particle formulations and manufacturing under the Vaccines Collaboration and Option Agreement mentioned in the last full paragraph on page 66 is reflected in revenue.

<u>Liquidity and Capital Resources, page 71</u>

8.   Discuss that causes of the breaches mentioned in the first risk factor on page 16. Also discuss any terms of the debt that are at risk of being breached.

<u>Stock-Based Compensation, page 75</u>

9.   File the consent of the third-party to whom you attribute the disclosed valuations in the carryover paragraph at the top of page 76.

<u>Contractual Obligations, page 81</u>

10.   Tell us the dollar amount of the contracts excluded from the table based on the criteria mentioned in the last sentence of this section. Also tell us the authority on which you rely to exclude those contracts from the table.

Business, page 83

11.   We note your disclosure on page 24 that the FDA will not approve your application until the period of market exclusivity granted to the reference drug has expired. Disclose when that market exclusivity expires. Also, disclose when the patents on all reference drugs expire if different from the expirations mentioned on page 17.

Safety and Tolerability, page 92

12.   We note your disclosure on page 2 regarding minimizing deposition in the mouth and upper airway. Please clarify whether your studies to date have demonstrated a statistically significant reduction of such deposition.

GlaxoSmithKilne, page 103

13.   Please tell us whether you license permits GlaxoSmithKline to produce or sell LIQ861.

The University of North Carolina at Chapel Hill, page 104

14.   We note your reference to termination upon failure to meet certain milestones. Please revise the term, *certain*, to clarify when the agreement may be terminated.

Intellectual Property, page 105

15.   We note your disclosure regarding rights to terminate the UNC license. Clarify the circumstances under which material patent licenses from other parties may be terminated. Also, tell us which exhibits represent those licenses.

Certain Relationships and Related Party Transactions, page 149

16.   Disclose the exercise price of the warrants mentioned on page 150.

17.   Disclose the total potential proceeds from the Envisia sale, including the total number of Aerie securities received.

Principal Stockholders, page 152

18.   Disclose the natural person or persons who have voting and/or investment power for your securities held in the name of each entity included in your table.

Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-12

19.   You disclose accounting for payments based on the achievement of milestone events in accordance with ASC 605. Please refer to ASC 605-28-50-2(e) and revise your financial statements to disclose the amount of consideration recognized for milestones in each period presented.

Note 4. Common and Preferred Stock, page F-20

20.   You disclose on page F-21 that automatic conversion of your preferred stock is dependent on a qualified financing, such as an initial offering with specific terms. Please revise this note to disclose the specific terms of an initial offering that is considered a qualified financing. Revise the filing to explain how your offering meets those terms and therefore will result in the automatic conversion of your preferred stock.

Exhibits

21.   Please file the agreements mentioned in the last sentence of the first full risk factor on page 27. Also file the attachments missing from exhibit 10.24.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Andrew P. Gilbert